SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 4
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                              August 16, 1994
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 13 pages

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 13 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          813,498 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            813,498 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         813,498 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.1% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY



4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           86,100 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             86,100 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     86,100 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             380,264 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               380,264 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     380,264 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.9% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 5 of 13 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            899,598 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              899,598 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    899,598 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.9% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,279,862 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,279,862 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,862 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 13 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             1,279,862 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               1,279,862 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,279,862 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.6% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN

                      Amendment No. 4 to Schedule 13D

            This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994 and August 11, 1994 (the "Schedule 13D"), filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 4, the
Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the
Schedule 13D.

I. Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following paragraphs:

            "On August 16, 1994, Dickstein Partners Inc. filed preliminary materials ("Solicitation Materials") with the Securities and Exchange Commission (the "Commission") for the purpose of enabling it to solicit written consents to remove and replace four of the Company's eight directors with its own nominees. The Solicitation Materials are attached hereto as
Exhibit 2 (see Item 7 below). On the same date, a request for a stockholders' list and a written consent executed by Dickstein & Co., L.P. expressing consent to the proposals set forth in the Solicitation Materials were delivered to the Company's principal place of business. As a result of the delivery of such written consent, the Reporting Persons believe that, in accordance with applicable Delaware law, a record date of August 16, 1994 has been established in respect of the solicitation.

            On August 16, 1994, Dickstein & Co., L.P. received early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 with respect to its request for clearance to acquire in excess of 50% of the voting securities of the Company.

            Dickstein Partners Inc. has retained MacKenzie
Partners, Inc. to assist in the solicitation."

II. Item 5(c) of the Schedule 13D, "Interest in Securities of the Issuer," is amended and restated in its entirety as follows:

          "(c) Except as set forth on Schedule II annexed hereto and Schedule II to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common
Stock during the past 60 days. Except as indicated, all such purchases were effected in the open market."

III. Item 7 of Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following language:

     "Exhibit 2   Preliminary Proxy Materials filed with the
                  Commission (excluding form of consent)."

                                 SIGNATURE


           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  August 17, 1994

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein

                            Schedule II


                      TRANSACTIONS IN COMMON
                            STOCK OF
                       HILLS STORES COMPANY
                  DURING THE PRECEEDING 60 DAYS


                Shares Purchased by Mark Brodsky


            Number of
              Shares      Price per
  Date      Purchased       Share      Commission     Total
8/15/94       1,000        $21.50       $146.30    $21,646.30

                        EXHIBIT INDEX

EXHIBIT               DESCRIPTION                         PAGE

   2        Preliminary Proxy Materials filed with the     13
            Commission (excluding form of consent)

                            EXHIBIT 2

                       PRELIMINARY PROXY MATERIALS

                               SCHEDULE 14A

           Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934


Filed by the Registrant  [  ]
Filed by a Party other than the Registrant  [ x]

Check the appropriate box:
[ x] Preliminary Proxy Statement
[  ] Definitive Proxy Statement
[  ] Definitive Additional Materials
[  ] Soliciting Material Pursuant to Section 240.14a-11(c) or
     Section 240.14a-12

                       Hills Stores Company

             (Name of Registrant as Specified In Its Charter)

                       Dickstein Partners Inc.

                (Name of Person(s) Filing Proxy Statement)

Payment of Filing Fee (Check the appropriate box):
[ x] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1),
     or 14a-6(i)(2).
[  ] $500 per each party to the controversy pursuant to Exchange
     Act Rule 14a-6(i)(3).
[  ] Fee computed on table below per Exchange Act Rules 14a-
     6(i)(4) and 0-11.

     1) Title of each class of securities to which transaction applies:


     2) Aggregate number of securities to which transaction applies:


     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11: 1/


_______________________
1/ Set forth the amount on which the filing fee is calculated and state how it was determined.

     4)   Proposed maximum aggregate value of transaction:


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

          1)   Amount Previously Paid:


          2)   Form, Schedule or Registration Statement No.:


          3)   Filing Party:


          4)   Date Filed:

                                        Preliminary Copies

                             CONSENT STATEMENT
                                    OF
                          DICKSTEIN PARTNERS INC.
                            9 West 57th Street
                                Suite 4630
                            New York, NY  10019
                              (212) 754-4000




                                   August __, 1994



          This Consent Statement (the "Consent Statement") is furnished to you by Dickstein Partners Inc. ("Dickstein Partners") in connection with its solicitation of written consents ("Consents") from the holders of common stock, par value $.01 per share (the "Common Stock"), and Series A Convertible Preferred Stock, par value $.10 per share (the "Preferred Stock," and together with the Common Stock, the "Stock"), of Hills Stores Company (the "Company"), to take action without a stockholders' meeting.

          Specifically, Dickstein Partners is asking holders of the Stock to consent to the following proposed corporate actions:

          (1)  Removal of Susan E. Engel, Richard B. Loynd, James
L. Moody, Jr. and John G. Reen (collectively, the "Designated
Incumbents") as members of the Board of Directors of the Company
(the "Board");

          (2)  Amend the Bylaws of the Company by revising
Section 2 of Article III thereof to clarify the right of stockholders to fill vacancies in directorships created by the removal of directors by stockholders; and

          (3)  Election of Mark B. Dickstein, Mark D. Brodsky,
Mark L. Kaufman and Richard I. Wrubel (collectively, the
"Dickstein Nominees") to fill the vacancies on the Board created by the removal of the Designated Incumbents.

          The principal objective of the Consent Solicitation is to elect directors who will place a greater emphasis on the enhancement of shareholder value, such as by means of a major stock repurchase program. See "Reasons for the Solicitation." If elected, the Dickstein Nominees will constitute half of the Company's eight member Board.

          Dickstein Partners urges you to indicate your written consent to the proposed corporate actions by marking, signing and dating the enclosed consent form, and promptly mailing it in the enclosed envelope. The proposed corporate actions may be taken only if the holders of a majority of the outstanding shares of Stock at the close of business on ___________, 1994, which is the record date for the solicitation (the "Record Date"), submit to Dickstein Partners a written consent to such actions. This Consent Statement and the related consent form are first being furnished to all holders of record of Stock on the Record Date, on or about ___________, 1994.

          Because a consent to an action is effective only if the Company receives executed consents from the holders of a majority of the outstanding Stock, your failure to execute a Consent has the same effect as voting against or withholding consent for the proposals.

          Dickstein Partners is responsible for managing three private investment funds, Dickstein & Co., L.P., Dickstein Focus Fund L.P. and Dickstein International Limited (collectively, the "Dickstein Funds"), which in the aggregate beneficially own 1,279,862 outstanding shares of Stock of the Company. The Dickstein Funds invest primarily in special situations, including the purchase of securities and other obligations of companies that are financially distressed or have recently emerged from bankruptcy, and risk arbitrage transactions. Dickstein Partners manages Dickstein & Co., L.P. and Dickstein Focus Fund L.P. by virtue of its status as the general partner of Dickstein Partners, L.P., which in turn is the general partner of both Dickstein & Co., L.P. and Dickstein Focus Fund L.P. Dickstein Partners manages Dickstein International Limited by virtue of its status as advisor to that fund. Mark B. Dickstein is the President and sole director of Dickstein Partners. Mr. Dickstein, Dickstein Partners, Dickstein Partners, L.P. and the Dickstein Funds are sometimes collectively referred to herein as the "Dickstein Group."

          YOUR CONSENT IS IMPORTANT.  PLEASE MARK, SIGN, AND DATE
THE ENCLOSED CONSENT FORM AND MAIL IT IN THE ENCLOSED ENVELOPE
PROMPTLY.

          On the Record Date, the Dickstein Group and the Dickstein Nominees held an aggregate of 858,065 shares of Common Stock and 387,397 shares of Preferred Stock. Each share of Preferred Stock is convertible into one share of Common Stock, has one vote per share and, except as otherwise required by law, votes together with the Common Stock as one class. The Company has advised Dickstein Partners that on July 27, 1994 there were 9,772,095 shares of Common Stock and 3,748,022 shares of Preferred Stock outstanding. Based on this information, on the Record Date the Dickstein Group and the Dickstein Nominees beneficially owned Stock representing approximately 9.2% of the voting power of the Company. See "Voting Securities Outstanding."

          If your shares of Stock are held in the name of a brokerage firm, bank nominee or other institution, only that entity can execute a Consent with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your shares. Dickstein Partners urges you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to Dickstein Partners, so that Dickstein Partners will be aware of all instructions given and can attempt to ensure that such instructions are followed.

          If you have any questions about executing your Consent or require assistance please contact:

                         MacKenzie Partners, Inc.
                        156 Fifth Avenue, 9th Floor
                         New York, New York  10010
                    Tel:(212) 929-5500 (call collect)
                                    or
                       Call Toll-Free (800) 322-2885

                       REASONS FOR THE SOLICITATION

          The principal objective of the Consent Solicitation is to elect directors who will place a greater emphasis on the enhancement of shareholder value, such as by means of a major stock repurchase program. Dickstein Partners believes such a stock repurchase program can be undertaken in a manner which will not undermine the Company's financial or operating health.

          If elected, the Dickstein Nominees will hold four of eight seats on the Board. Dickstein Partners is, at present, seeking consents to replace no more than four directors, in order to avoid triggering the change-of-control provisions applicable to the Company's outstanding Senior Notes and credit agreement. Dickstein Partners believes that the presence of the four Dickstein Nominees on the Board will influence the Board to vigorously pursue the enhancement of shareholder value.


            PROPOSED REMOVAL OF FOUR OF THE COMPANY'S DIRECTORS

          The removal of the Designated Incumbents from the Board requires the approval of the holders on the Record Date of a majority of the outstanding shares of Stock. The Dickstein Funds, as holders of approximately 9.2% of the outstanding Stock, have executed consent forms which CONSENT to the removal of such directors. DICKSTEIN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE REMOVAL OF THESE DIRECTORS FROM THE BOARD BY CONSENTING TO PROPOSAL 1.


PROPOSED AMENDMENT TO THE COMPANY'S BYLAWS

           Section 11 of Article III of the Company's Bylaws provides that vacancies created by the removal of directors by stockholders at a special meeting may be filled by stockholders at the meeting held for the purpose of removal, by the affirmative vote of a majority of the shares entitled to vote in such meeting. Section 8 of Article II of the Company's Bylaws provides that any action required to be taken at a meeting of stockholders may be taken by written consent, unless otherwise provided in the certificate of incorporation. The Company's certificate of incorporation does not provide otherwise. Section 2 of Article III provides that vacancies on the board of directors shall only be filled by the board of directors and, in certain circumstances, if not so filled, by the stockholders.

          Dickstein Partners believes that, notwithstanding an arguable inconsistency between Sections 2 and 11 of Article III, the Company's Bylaws and Delaware law permit stockholders to remove and replace directors by written consent. However, to remove any such arguable inconsistency, consents are being solicited to amend Section 2 of Article III to read as follows [new language to be inserted is shown in bold type]:

          "SECTION 2. VACANCIES. Subject to the rights of the holders of any class or series of stock having a preference over the common stock of the corporation as to dividends or upon liquidation and subject to the rights of stockholders set forth in Section 11 of this Article III, any vacancies on the board of directors resulting from death, resignation, removal or other cause shall only be filled by the board of directors by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors, or by a sole remaining director, and newly created directorships resulting from an increase in the number of directors shall be filled by the board of directors, or if not so filled, by the stockholders at the next annual meeting thereof or at a special meeting called for that purpose in accordance with Section 2 of
     Article II of these by-laws. Any director elected in accordance with the preceding sentence of this Section 2 shall hold office until the next annual election and until such director's successor shall have been elected and qualified."

          The Bylaw amendment described above requires the approval of the holders on the Record Date of a majority of the outstanding shares of Stock. The Dickstein Funds, as holders of approximately 9.2% of the outstanding Stock, have executed consent forms which CONSENT to such Bylaw amendment . DICKSTEIN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE PROPOSED BYLAW AMENDMENT BY CONSENTING TO PROPOSAL 2.


PROPOSED ELECTION OF DIRECTORS AND INFORMATION ABOUT NOMINEES

          Dickstein Partners proposes that the Dickstein Nominees (Mark B. Dickstein, Mark D. Brodsky, Mark L. Kaufman and Richard
I. Wrubel) be elected to fill the vacancies created by the removal of the Designated Incumbents from the Board. The Dickstein Nominees have expressed their willingness to serve on the Board if elected and have provided the information set forth below for inclusion in this Consent Statement.

          Mark B. Dickstein, age 35, is the President of Dickstein Partners. As such, he is primarily responsible for the
operations of the Dickstein Funds.   He is the Chairman of the
Board of Carson Pirie Scott & Co., a midwest department store chain. He is also a director of KinderCare Learning Centers, Inc., the largest provider of proprietary child care in the United States, and Zale Corporation, a national jewelry retailer.


          Mark D. Brodsky, age 41, has been a Vice President of
Dickstein Partners since April 1994. Previously, he had been co-head of the bankruptcy department at the law firm of Kramer, Levin, Naftalis, Nessen, Kamin & Frankel.

          Mark L. Kaufman, age 38, has been a Vice President of Dickstein Partners since July 1992. He was Senior Vice President of Oppenheimer & Co., an investment banking firm, from March 1992 to July 1992 and was a Vice President of Oppenheimer & Co. from May 1990 to February 1992. From July 1988 to April 1990, he was Vice President of and head of strategic investments at GAF Corp., a chemical and roofing manufacturer. He is a director of Carson Pirie Scott & Co.

          Richard I. Wrubel, age 59, has been the owner and President of Wrubel Associates, a retail consulting firm, since August 1992. He was the owner and President of Richard Wrubel, Inc., a women's specialty retailer, from 1975 through February 1994.

          By virtue of his status as President and sole director of Dickstein Partners, Mark B. Dickstein may be deemed to beneficially own all of the Stock owned by the Dickstein Funds, as set forth below under "Voting Securities Outstanding." Mark
L. Kaufman, Mark D. Brodsky and Richard I. Wrubel beneficially own 2,000, 1,000 and 300 shares of Common Stock, respectively, each of which represents less than 1% of the outstanding shares of Common Stock.

          In September 1990, the Commodity Futures Trading Commission (the "CFTC") initiated an administrative proceeding against Mr. Dickstein alleging that in 1987 certain of his personal commodities trading activities were in violation of applicable laws. Specifically, the CFTC claimed that Mr. Dickstein, in his capacity as a local floor trader, aided and abetted another floor trader in, among other things, non-competitive trading and defrauding such floor trader's customers. Without admitting or denying the CFTC's allegations, Mr. Dickstein settled this matter in September 1991. As part of the settlement, Mr. Dickstein agreed not to engage in commodities transactions for a period of one year, and for two additional years not to trade on the floor of any commodities exchange. Mr. Dickstein also had his commodities floor brokerage license revoked and paid a $150,000 civil penalty.

          None of the Dickstein Nominees, or any of their associates, is a party, or has a material interest, adverse to the Company or any of its subsidiaries in any material proceedings. None of the Dickstein Nominees, or any of their associates, has been awarded, earned or been paid any form of compensation for services rendered to the Company and its subsidiaries. Each of the Dickstein Nominees will, however, receive director's fees upon his election as a director of the Company in accordance with the Company's current practice.

          Except as set forth in this Consent Statement and otherwise pursuant to the consummation of the Company's Plan of Reorganization in October 1993, none of the Dickstein Nominees has had a material direct or indirect interest in any transactions since January 30, 1993, or has any such interest in any currently proposed transaction or series of similar transactions to which the Company or any subsidiary was or is to be a party, in which the amount involved exceeds $60,000.

          The election of the Dickstein Nominees requires the approval of the holders on the Record Date of a majority of the outstanding shares of Stock. The Dickstein Funds, as holders of approximately 9.2% of the outstanding Stock on the Record Date, have executed consent forms which CONSENT to the election of the Dickstein Nominees. DICKSTEIN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE ELECTION OF THE DICKSTEIN NOMINEES TO THE BOARD BY CONSENTING TO PROPOSAL 3.


                       VOTING SECURITIES OUTSTANDING

          Based on information provided to Dickstein Partners by the Company, on July 27, 1994 there were 9,772,095 shares of Common Stock and 3,748,022 shares of Preferred Stock outstanding. Each share of Preferred Stock is convertible into one share of Common Stock. Each share of Common Stock and Preferred Stock entitles its record holder to one vote. Except as otherwise required by law, the holders of Preferred Stock vote together with the Common Stock as a single class upon any matter submitted to the stockholders for a vote. The vote of a majority of the outstanding shares of Stock is necessary to express Consent to Dickstein Partners' proposals to remove the Designated Incumbents, to amend the Company's Bylaws as discussed above and to elect the Dickstein Nominees to the Board.

          As of August ___, 1994, members of the Dickstein Group held an aggregate of 892,465 shares of Common Stock and 387,397 shares of Preferred Stock, representing approximately 9.5% of the voting power of the outstanding Stock, based on the number of outstanding shares set forth in the preceding paragraph. Based on that number, as of August ___, 1994, members of the Dickstein Group beneficially owned shares of Stock as set forth below in the table. It is important to note that, as required by applicable securities laws, the number (and percentage) of shares of Common Stock disclosed in the table as beneficially owned includes the shares of Common Stock which may be acquired upon the conversion of shares of Preferred Stock owned by such stockholder.


                Preferred Stock            Common Stock
                                   Shares               Percent-
                                    Bene-               age of
                                  ficially              Common
Name and       Shares              Owned                  and
Address         Bene-            (including            Preferred
of Beneficial  ficially Percent-  Preferred  Percent-    Stock
Owner (1)(2)    Owned     age       Stock)     age(3)   Combined

Dickstein &
 Co., L.P.      287,066    7.7%     813,498     8.1%       6.0%

Dickstein
  Focus Fund
  L.P.           13,800     .4%      86,100      .9%        .6%

Dickstein
International
Limited          86,531    2.3%     380,264     3.9%       2.8%

____________
(1) Since Dickstein Partners, L.P. is the general partner of Dickstein & Co., L.P. and Dickstein Focus Fund L.P., it may be deemed to beneficially own the 300,866 shares of Preferred Stock and 899,598 shares of Common Stock shown in the table as beneficially owned by such entities. Since Dickstein Partners is the general partner of Dickstein Partners, L.P. and is the advisor to Dickstein International Limited, it may be deemed to beneficially own 387,397 shares of Preferred Stock and 1,279,862 shares of Common Stock shown in the table as beneficially owned by the Dickstein Funds. Since Mark B. Dickstein is the president and sole director of Dickstein Partners, he may be deemed to beneficially own 387,397 shares of Preferred Stock and 1,279,862 shares of Common Stock shown in the table as beneficially owned by the Dickstein Funds. In each case, such beneficial ownership is disclaimed.
(2) The address of each beneficial owner is c/o Dickstein Partners Inc., 9 West 57th Street, Suite 4630, New York, NY 10019, except that the address of Dickstein International Limited is 129 Front Street, Hamilton HM 12, Bermuda.
(3) In calculating the percentage, applicable securities laws require that the denominator include the shares of Common Stock which may be acquired upon the conversion of shares of Preferred Stock owned by such stockholder.

          To the knowledge of Dickstein Partners, based on a review of publicly available information concerning the Company, the persons (other than the Dickstein Group) who beneficially own more than 5% of the outstanding Common Stock are as follows:

    Name and           Amount and                     Percent of
     Address             Nature         Percent       Common and
       of                  of              of         Preferred
   Beneficial          Beneficial        Common         Stock
      Owner            Ownership        Stock(1)      Combined(2)

FMR Corp.,(3)         1,743,553(3)        16.6%         12.9%
Fidelity Management
 & Research Company,
Fidelity Management
 Trust Company
82 Devonshire Street
Boston, MA  02109-3614

Lehman Brothers       1,068,920(4)       10.9%           7.9%
  Inc.,(4)
American Express
  Company
3 World Financial
  Center
New York, NY  10285

ML-Lee Acquisition       703,250(5)        7.2%            5.2%
  Fund II, L.P.,(5)
ML-Lee Acquisition Fund
  (Retirement Accounts)
  II, L.P.,
Thomas H. Lee Advisors
  II, L.P.
World Financial Center
South Tower, 23rd Fl.
New York, NY  10080-6123

Apollo HDS Partners,     696,251(6)        6.9%              5.1%
  L.P.(6)
c/o Apollo Advisors, L.P.
Two Manhattanville Rd.
Purchase, NY  10577

____________
(1) In calculating the percentage, applicable securities laws require that the denominator include the shares of Common Stock which may be acquired upon the conversion of shares of Preferred Stock owned by such stockholder.
(2) Based on the information provided to Dickstein Partners by the Company that on July 27, 1994 there were 9,772,095 shares of Common Stock and 3,748,022 shares of Preferred Stock outstanding.
(3)  As of July 27, 1994, as reported in Amendment No. 2 to the
     Schedule 13D of FMR Corp. filed with the Securities and Exchange Commission (the "SEC") on July 28, 1994. Includes
     (i) 551,193 shares of Common Stock issuable upon conversion of 551,193 shares of Preferred Stock and (ii) 175,456 shares of Common Stock issuable upon exercise of 175,456 Series 1993 Stock Rights beneficially owned by Fidelity Management Trust Company ("FMTC"). The shares listed consist of (a) 212,917 shares of Common Stock beneficially owned by Fidelity Management & Research Company, an investment advisor to various investment companies registered under
     Section 8 of the Investment Company Act of 1940 and an investment advisor to certain other funds which are generally offered to limited groups of investors; and (b) 1,530,636 shares of Common Stock beneficially owned by FMTC, a trustee or managing agent for various private investment accounts, primarily employee benefit plans, and an investment advisor to certain other funds which are generally offered to limited groups of investors.
(4) As of January 10, 1994, as reported in the Schedule 13G of these entities filed jointly with the SEC on January 10, 1994. The shares listed include 725,482 shares of Common Stock over which Lehman Brothers Inc. has sole voting and dispositive power and 343,438 shares of Common Stock over which American Express Company has shared dispositive power.
(5) As of October 20, 1993, as reported in the Schedule 13D of these entities filed jointly with the SEC on October 26, 1993. ML-Lee Acquisition Fund II, L.P. beneficially owns 458,432 shares of Common Stock, and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P. beneficially owns 244,818 shares of Common Stock. Thomas H. Lee Advisers II, L.P., as the investment advisor to both Funds, shares the power to vote and to direct the disposition of securities held by the Funds and therefore may be deemed to beneficially own the 703,250 shares of Common Stock beneficially owned in the aggregate by the Funds. Thomas H. Lee is a General Partner of both Funds.
(6)  As of April 28, 1994, as reported in Amendment No. 2 to the
     Schedule 13D of Apollo HDS Partners, L.P. filed with the SEC on April 28, 1994. The shares listed include 279,618 shares of Common Stock issuable upon conversion of 279,618 shares of Preferred Stock.


          Based solely on the information set forth in the Company's Proxy Statement for the June 1994 annual meeting of shareholders, the following table sets forth the beneficial ownership of the Common Stock, as of January 29, 1994, held by each of the then directors and executive officers named in the Summary Compensation Table therein and directors and executive officers as a group.

                   Amount and                     Percent of
Name of            Nature of        Percent       Common and
Beneficial         Beneficial      of Common    Preferred Stock
Owner              Ownership      Stock(1)(2)     Combined(2)

Thomas H. Lee      785,733(3)(10)      8.0%           5.8%

Michael Bozic           0               0%             0%

Susan E. Engel          0               0%             0%

Michael S. Gross   696,251(4)          6.9%           5.1%

Richard B. Loynd     1,000               *              *

Norman S. Matthews     307(5)(10)        *              *

James L. Moody, Jr.  1,263(6)(10)        *              *

John G. Reen         1,213(7)(10)        *              *

Andrew J. Samuto       968(8)(10)        *              *

Robert J. Stevenish      0               0%             0%

E. Jackson Smailes       0               0%             0%

Directors and     1,487,981(9)(10)     14.7%         11.0%
  Executive
  Officers as a
  Group (14
  Persons)
___________________
*    Represents less than 1% of outstanding shares.

(1) In calculating the percentage, applicable securities laws require that the denominator include the shares of Common Stock which may be acquired upon the conversion of shares of Preferred Stock or upon the exercise of Series 1993 Warrants beneficially owned by such stockholder.
(2) Based on information provided to Dickstein Partners by the Company that on July 27, 1994 there were 9,772,095 shares of Common Stock and 3,748,022 shares of Preferred Stock outstanding.
(3) Includes (i) 703,250 shares of Common Stock beneficially owned by ML-Lee Acquisition Fund II L.P. and ML-Lee Acquisition Fund (Retirement Accounts) II, L.P., of which Mr. Lee is a general partner and (ii) 4,724 shares of Common Stock and 77,759 Series 1993 Warrants to purchase Common Stock held by the 1989 Thomas H. Lee Nominee Trust, of which Mr. Lee is the beneficiary and settlor. Mr. Lee disclaims beneficial ownership of 87 Series 1993 Warrants he holds as custodian for his minor son.
(4) Represents shares held by Apollo HDS Partners, L.P. described in footnote (6) to the previous table. Mr. Gross disclaims beneficial ownership of these securities.
(5)  Represents 307 Series 1993 Warrants to purchase Common
     Stock.
(6) Includes 1,000 shares of Common Stock and 263 Series 1993 Warrants to purchase Common Stock.
(7) Includes 284 shares of Common Stock and 929 Series 1993 Warrants to purchase Common Stock.
(8) Includes 858 shares of Common Stock and 110 Series 1993 Warrants to purchase Common Stock.
(9) Consists of 1,407,925 shares of Common Stock (including 279,618 shares issuable upon conversion of Preferred Stock) and 80,056 Series 1993 Warrants to purchase Common Stock.
(10) Although each Series 1993 Warrant is immediately convertible into one share of Common Stock, they are, at present, significantly "out of the money" ($30 per share exercise price versus $21.25 per share closing price on the New York Stock Exchange on August 15, 1994).

            GENERAL INFORMATION ABOUT SOLICITATION OF CONSENTS

Removal and Replacement of Directors

          Section 141(k) of the General Corporation Law of the State of Delaware (the "Delaware Code") states that, unless the directors have staggered terms or the corporation has cumulative voting, any number of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The Company's directors do not have staggered terms and the Company's certificate of incorporation and Bylaws do not provide for cumulative voting.

          Dickstein Partners believes that the Company's Bylaws permit stockholders to act by written consent to elect directors to fill vacancies resulting from removal of directors by stockholders. See "Proposed Amendment to the Company's Bylaws" above. However, to remove an arguable inconsistency in the Company's Bylaws described under that heading, Consents are being solicited to amend Section 2 of Article III of the Company's Bylaws to remove that arguable inconsistency.

Consent Procedure; Effectiveness; Record Date

          Section 228 of the Delaware Code states that, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, and those consents are delivered to the corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the corporation having custody of the books in which proceedings of meetings of stockholders are recorded. The Company's certificate of incorporation does not prohibit the use of such consents.

          The Record Date is __________, 1994, which is the date on which a Consent of Dickstein & Co., L.P. was delivered to the Company. Under Section 213(b) of the Delaware Code, the Record Date is the first date a signed Consent is delivered to the Company, unless the Board has previously fixed a record date. To Dickstein Partners' knowledge, the Board did not do so. Only the holders of record of Stock on the Record Date may execute Consents.

          The corporate actions proposed herein will be adopted when properly completed, unrevoked Consents are signed by the holders of record on the Record Date of a majority of the shares of Stock then outstanding and those Consents are presented to the Company. However, all Consents will expire, unless so presented, on the date 60 days after the first Consent is delivered to the Company, which was done on the Record Date. Dickstein Partners plans to present the results of a successful solicitation with respect to the corporate actions proposed herein to the Company as soon as possible.

          If the corporate actions described herein are taken pursuant to the consent procedure, Dickstein Partners will cause the Company, pursuant of Section 228(d) of the Delaware Code and
Section 8 of Article II of the Company's Bylaws, to give prompt notice thereof to those stockholders who have not executed Consents to the actions taken.

Voting Rights

          The unrevoked signed Consents representing the holders of record on the Record Date of at least a majority of the outstanding shares of Stock are necessary to effect the removal of the Designated Incumbents, the amendment to the Company's Bylaws discussed above and the election of the Dickstein Nominees.

          As of the Record Date, the Dickstein Funds and the Dickstein Nominees owned Stock representing approximately 9.2% of the total voting power of the Stock. See "Proposed Election of Directors and Information About Nominees" and "Voting Securities Outstanding." The Dickstein Funds and the Dickstein Nominees have consented to all of the actions for which Consents are being solicited, with respect to all such shares. Accordingly, the unrevoked Consents of other stockholders owning approximately 40.9% of the outstanding shares of Stock on the Record Date are required to adopt the proposals to which this solicitation relates.

Solicitations of Consents

          Solicitations of Consents will be made by Dickstein Partners and its employees. Consents will be solicited by mail, telephone or telecopier and in person. No such persons will receive any additional compensation for such solicitation.

          In addition, Dickstein Partners has retained MacKenzie Partners, Inc. to assist in the solicitation, to which it will pay a fee of at least $______ and has agreed to reimburse it for its reasonable expenses. The Dickstein Funds have additionally agreed to indemnify MacKenzie Partners, Inc. under certain circumstances.

          Brokers, custodians, nominees and fiduciaries will be requested to forward solicitation material to beneficial owners of the Stock. Dickstein Partners and its affiliates will reimburse brokers, custodians, nominees and fiduciaries for their reasonable expenses for sending solicitation material to the beneficial owners of Stock.

          Subject to the following paragraph, the cost of solicitation will be borne initially by Dickstein Partners and its affiliates in a manner to be determined. The anticipated cost of the solicitation is estimated to be approximately $_______.

          Dickstein Partners will seek reimbursement of the costs of this solicitation of Consents to the extent legally permissible. The question of the Company's reimbursement of such solicitation expenses will not be submitted to a vote of stockholders unless such submission is required by law.

Revocation of Consents

          An executed consent form may be revoked at any time before expiration by signing, dating, and delivering a written revocation before the time that the action authorized by the executed Consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the Consent previously given is no longer effective. The delivery of a subsequently dated consent form which is properly completed will constitute a revocation of any earlier Consent. The revocation may be delivered either to Dickstein Partners c/o MacKenzie Partners, Inc. at 156 Fifth Avenue, 9th Floor, New York, NY 10010 or to the Company at 15 Dan Road, Canton, Massachusetts 02021.

          Although a revocation delivered only to the Company will be effective, Dickstein Partners requests that if a revocation is delivered to the Company, a photostatic copy of the revocation also be delivered to Dickstein Partners c/o MacKenzie Partners, Inc. at the address set forth in the preceding paragraph, so that the Dickstein Group will be aware of all revocations and can more accurately determine if and when the actions described herein have received the approval of a majority of the shares of Stock outstanding on the Record Date.


Special Instructions

          If you wish to Consent to one or more of the actions proposed in this Consent Statement and were a record holder of Stock on the Record Date, please mark the appropriate "CONSENT" box or boxes on the accompanying consent form and sign, date and mail it promptly to the Dickstein Partners in the enclosed envelope.

          If you do not wish to Consent to an action proposed in this Consent Statement and were a record holder of Stock on the Record Date, you may mark the appropriate "Consent Withheld" or "Abstains" box on the accompanying consent form, and sign, date and mail the form in the enclosed envelope. In addition, by not returning a consent form, a holder of Common Stock will be deemed not to have consented to any of the proposals.

          When the stockholder whose Consent is solicited specifies a choice with respect to any matter identified therein, the Consent shall be given in accordance with the specifications so made. If the stockholder has failed to check a box marked "CONSENT," "CONSENT WITHHELD" or "ABSTAINS" for a proposal, such stockholder shall be deemed to have CONSENTED to the actions described in that proposal, except that such stockholder will not be deemed to have consented to the removal of any incumbent director or the election of any Dickstein Nominee whose name is written in the appropriate space on the consent form.

          If the holders on the Record Date of a majority of the outstanding Stock approve the resolution removing the Designated Incumbents from the Board but do not approve the election of all of the Dickstein Nominees, then the Consents would be effective to remove such directors from the present Board. In such event, vacancies will exist on the Board; however, under Delaware law and under the Company's Bylaws, the remaining directors would have the power to fill such vacancies created as a result of such removal. The resolution electing the Dickstein Nominees as directors, if adopted, will only be effective to the extent vacancies exist as a result of the removal of other directors by stockholders.


                                 IMPORTANT

          DICKSTEIN PARTNERS RECOMMENDS THAT YOU CONSENT TO THE
REMOVAL OF THE DESIGNATED INCUMBENTS NAMED HEREIN, THE AMENDMENT
TO THE COMPANY'S BYLAWS DISCUSSED ABOVE AND THE ELECTION OF THE
DICKSTEIN NOMINEES.

          YOUR CONSENT IS IMPORTANT.  PLEASE MARK, SIGN AND DATE
THE ENCLOSED CONSENT FORM AND MAIL IT IN THE ENCLOSED ENVELOPE
PROMPTLY.

          FAILURE TO RETURN YOUR CONSENT HAS THE SAME EFFECT AS A
VOTE TO RETAIN THE CURRENT DIRECTORS.

          If your shares of Stock are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a Consent with respect to your shares. Accordingly, please contact the person responsible for your account and give instructions for a Consent to be signed representing your shares.

          IF YOU HAVE ANY QUESTIONS REGARDING THIS CONSENT
STATEMENT OR THE EXECUTION OF YOUR CONSENT, PLEASE CONTACT:

                         MacKenzie Partners, Inc.
                        156 Fifth Avenue, 9th Floor
                         New York, New York  10010
                    Tel: (212) 929-5500 (call collect)
                                    or
                      Call Toll-Free (800) 322-2885

                         DICKSTEIN PARTNERS INC.
                           9 West 57th Street
                               Suite 4630
                        New York, New York  10019


                                             August __, 1994

Dear Hills Stores Stockholder:

          We are writing to solicit your support to replace four of Hills' eight directors because we believe that the election of our nominees will produce improved value for all stockholders.
We are proposing to replace only four directors, in order to avoid triggering the change-of-control provisions applicable to the Company's debt.

          Dickstein Partners is an investment firm that, through its affiliates, owns 1,279,862 shares (approximately 9.5%) of Hills' voting stock. Principals of Dickstein Partners presently serve on numerous boards of directors, including those of Carson Pirie Scott & Co. and Zale Corporation -- two retailers that, like Hills, recently emerged from bankruptcy.

          We appreciate the job Hills' management has done rebuilding the franchise and producing positive operating results since the bankruptcy. Unfortunately, we believe that the current board has failed to translate this operating performance into profits for stockholders in the market.

          Although Hills' post-bankruptcy operating performance has exceeded the Company's projections, the market price of Hills common stock through the date on which we announced that we might seek control (July 22, 1994) has languished at levels lower than when Hills stock first started trading upon emerging from bankruptcy on October 4, 1993. In our opinion, the stock continues to be significantly undervalued by the market.

          We believe that the new Board could adopt a program to enhance shareholder value without undermining Hills' financial or operating health by pursuing the repurchase of a material portion of the outstanding stock. There are various ways to do this and, recognizing that circumstances may change, our current plan would be as follows:

          First, Hills' stock would be converted through a merger into equivalent stock of a new holding company, which would own Hills. This conversion transaction would not affect stockholder ownership interests and would be subject to prior stockholder approval pursuant to a separate proxy solicitation. This step is needed to ensure that the second step, described below, can be accomplished in compliance with the terms of Hills' public debt indenture.

          Second, the new holding company, pursuant to an exchange offer, would offer to repurchase up to 5.5 million shares in exchange for $27 principal amount per share of its new 12-year senior notes. The new notes would bear interest at 12% payable in cash or 15% payable in kind. Based on the Company's current profitability levels and the covenants in Hills' existing public debt indenture, we believe the operating business would easily be able to dividend sufficient cash to the new holding company to allow interest on the new debt to be paid in cash.

          Prior to commencing the exchange offer it would be necessary to obtain waivers from the Company's existing bank lenders allowing Hills to upstream the monies for the parent company's annual cash interest payment. We believe that the Company should be able to obtain the requisite waivers expeditiously. Our plan would result in only an additional $18 million annually to Hills' consolidated cash interest expense while maintaining a healthy EBITDA-to-interest ratio in excess of
2.5 to 1. The plan should also have the additional desired result of materially improving pro forma net operating income per share, while maintaining Hills' current cash position for use in the current store expansion policy or for future acquisitions.

          We are hopeful that once you have had an opportunity to consider our proposal, you will execute the enclosed written consent and mail it promptly in the enclosed envelope to ____________________. If you require any further information or have any questions, please call us directly at (212) 754-4000 or call MacKenzie Partners, Inc. Toll Free at (800) 322-2885.

          We appreciate your prompt consideration of this important matter.


                                   Very truly yours,